LIBERTY STAR URANIUM & METALS CORP.

2 E. Congress St. Ste 900

Tucson, Arizona 85701, USA

October 21, 2024

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Division of Corporation Finance

Dear Sirs:

Re:	Liberty Star Uranium & Metals Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-282598

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement so that such Registration Statement will become effective as of 9 a.m. on October 24, 2024, or as soon thereafter as practicable.

The Company acknowledges that

●	should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

LIBERTY STAR URANIUM & METALS CORP.

/s/ Patricia Madaris
VP Finance & CFO
520-561-7033